

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

<u>Via E-mail</u>
Mr. Julian Spitari
Chief Executive Officer
FrogAds, Inc.
21820 Burbank Boulevard, Suite 325
Woodlands Hills, CA 91367

> **Re:** **FrogAds, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed July 19, 2012**
> **File No. 333-167077**

Dear Mr. Spitari:

We issued comments on the above captioned filing on February 28, 2013. On April 16, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3226 if you have any questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant